Fortis Benefits Insurance Company
P.O. Box 64271	APPROVED
St. Paul, Minnesota 55164
FEB 13 1996
ESTATE PROTECTION RIDER
(LAST SURVIVOR)	KENTUCKY DEPT OF INS

This rider is a part of your policy. It is subject to the provisions of the policy which apply and are consistent with the provisions of this rider. It is an annually renewable term rider providing coverage for 4 years, payable at the death of the second insured to die. The effective date and expiry date of this rider are shown in the policy schedule.

Joint Insureds

The joint insureds are named in the policy schedule.

Rider Benefit

We will pay the face amount of this rider to the beneficiary at the death of the surviving insured upon receipt of due proof that both joint insureds died while this rider was in force. Proof of the first death must be given to us when it occurs, even if no insurance benefits are to be paid at such time.

Face Amount

The face amount is the amount of the death benefit provided by this rider. The face amount for this rider is shown in the policy schedule.

The ratio of the face amount for this rider to the base policy face amount may not be more than the Maximum Estate Protection Rider Ratio shown in the policy schedule. If the base policy face amount is decreased, then the rider face amount will be decreased if necessary, so that the Maximum Estate Protection Rider Ratio is not exceeded.

Disability Waiver

If monthly deductions on the policy are waived under the terms of any disability benefit rider, the charges for this rider will also be waived.

Monthly Rate

The monthly rider rates are based on the joint insureds’ attained ages and premium class and are shown in the policy schedule. The monthly deduction is equal to the monthly rate multiplied by the face amount of the rider, divided by 1,000.

Incontestable

This rider will be incontestable after it has been in force for 2 years from the effective date of this rider during the lifetime of each insured.

Any reinstatement will be incontestable after that reinstatement has been in force for 2 years from its effective date during the lifetime of the insured or of each of the joint insureds. Any contest will then be based only on the information provided on the application for reinstatement.

Failure to notify us of an insured’s death will not prevent us from contesting the validity of this rider.

Suicide

If either insured dies by suicide, while sane or insane, within 2 years after the effective date of this rider, (one year in Colorado and North Dakota), our liability will be limited to an amount equal to the total monthly deductions for this rider. In no event will this increase the total liability set forth in the Suicide Provision of the attached policy.

Termination

This rider will terminate on the earliest of:

1.   the date the policy terminates.

2.   the fourth anniversary of this policy.

3.   the monthly anniversary date on or next following the date we receive your written request to terminate this rider.

Nonparticipating

This rider is nonparticipating and has no cash value.

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT